United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): January 22, 2017

Pinnacle Financial Partners, Inc.

(Exact name of registrant as specified in its charter)

Tennessee	000-31225	62-181853
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

150 3rd Avenue South, Suite 900

Nashville, TN 37201

(Address of principal executive offices)

(615) 744-3700

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On January 22, 2017, Pinnacle Financial Partners, Inc. (“Pinnacle”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), with BNC Bancorp, a North Carolina corporation (“BNC”), and Blue Merger Sub, Inc., a North Carolina corporation and a direct, wholly owned subsidiary of Pinnacle (“Merger Sub”), pursuant to which, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into BNC (the “Merger”), with BNC surviving the Merger (the “Surviving Company”). As soon as reasonably practicable following the Merger and as a part of a single integrated transaction, Pinnacle will cause the Surviving Company to be merged with and into Pinnacle (the “Second Step Merger”), with Pinnacle as the surviving entity, on the terms and subject to the conditions set forth in the Merger Agreement. Immediately following the Second Step Merger, Bank of North Carolina, a North Carolina state bank and a wholly owned subsidiary of BNC, will merge with and into Pinnacle Bank, a Tennessee state bank and a wholly owned subsidiary of Pinnacle. The Merger Agreement was unanimously approved and adopted by the board of directors of Pinnacle and the board of directors of BNC.

Under the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), outstanding shares of common stock, no par value, of BNC (“BNC Common Stock”) will be converted into the right to receive 0.5235 shares (the “Exchange Ratio”) of Pinnacle’s common stock, $1.00 per value per share (“Pinnacle Common Stock”). As of January 13, 2017, BNC had 52,181,073 shares of BNC Common Stock outstanding, 901,726 shares of BNC Common Stock in respect of outstanding restricted stock awards and restricted stock unit awards, in the aggregate, and 66,443 outstanding stock options. The Merger Agreement also includes provisions that address the treatment of the outstanding equity awards of BNC in the Merger. Pursuant to the terms of the Merger Agreement, any outstanding options to purchase shares of BNC Common Stock that are not vested will be accelerated prior to, but conditioned on the occurrence of, the closing of the Merger and all options that are not exercised prior to the closing shall be cancelled and the holders of any such options shall receive an amount in cash equal to the product of (x) the excess, if any, of the average closing prices of Pinnacle’s Common Stock for the ten (10) trading days ending on the trading day immediately preceding the closing date of the Merger (adjusted for the Exchange Ratio) over the exercise price of each such option and (y) the number of shares of BNC Common Stock subject to each such option.

The Merger Agreement contains customary representations and warranties from both Pinnacle and BNC, each with respect to its and its subsidiaries’ businesses, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time. Each party has also agreed to call a meeting of its shareholders to approve, in the case of BNC, the Merger Agreement and the transactions contemplated thereby, including the Merger (the “BNC Shareholder Approval”), and, in the case of Pinnacle, the issuance of the shares of Pinnacle Common Stock constituting the consideration to be received by BNC’s shareholders in the Merger (the “Pinnacle Shareholder Approval”) and, subject to certain customary exceptions, for the Board of Directors of each of Pinnacle and BNC to recommend that its shareholders vote in favor of such approvals. BNC has also agreed to customary non-solicitation covenants relating to alternative acquisition proposals that prohibit BNC from, subject to certain customary exceptions, soliciting proposals relating to certain alternative acquisition proposals or entering into discussions or negotiations or providing confidential information in connection with certain proposals for an alternative acquisition. Notwithstanding any alternative acquisition proposals, the Merger Agreement requires each of BNC and Pinnacle to convene a meeting of its shareholders and submit the required proposals described above to its respective shareholders for approval, unless the Merger Agreement has been terminated.

The completion of the Merger is subject to customary conditions, including (1) receipt of the Pinnacle Shareholder Approval and the BNC Shareholder Approval, (2) authorization for listing on the Nasdaq Global Select Market of the shares of Pinnacle Common Stock to be issued in the Merger, (3) the receipt of required regulatory approvals, including the approval of the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Tennessee Department of Financial Institutions and the North Carolina Office of the Commissioner of Banks, (4) effectiveness of the registration statement on Form S-4 for the Pinnacle Common Stock to be issued in the Merger, and (5) the absence of any order, injunction or other legal restraint preventing the completion of the Merger or making the Merger illegal. Each party’s obligations to complete the Merger is also subject to certain additional customary conditions, including (1) subject to certain exceptions, the accuracy of the representations and warranties of Pinnacle and Merger Sub, in the case of BNC, and BNC, in the case of Pinnacle, (2) performance in all material respects by Pinnacle and Merger Sub, in the case of BNC, and BNC, in the case of Pinnacle, of its obligations under the Merger Agreement, and (3) receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides certain termination rights for both BNC and Pinnacle and further provides that a termination fee of $66.0 million will be payable by either BNC or Pinnacle, as applicable, upon termination of the Merger Agreement under certain circumstances, including if the other party or its board of directors withdraws or modifies or qualifies in a manner adverse to the other party its recommendation that its shareholders vote in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger, in the case of BNC’s shareholders, and in favor of the issuance of the Pinnacle Common Stock issuable in the Merger, in the case of Pinnacle’s shareholders.

The Merger Agreement provides that effective at or immediately following the Effective Time, Pinnacle, Pinnacle Bank and their respective boards of directors will take all requisite action to cause the total number of members of their respective boards of directors as of the Effective Time to be eighteen (18) and elect Richard D. Callicutt II, BNC’s President and Chief Executive Officer and three additional members of the board of directors of BNC to the boards of directors of Pinnacle and Pinnacle Bank.

In connection with the execution of the Merger Agreement, Pinnacle has also entered into an employment agreement with Richard D. Callicutt II and a change of control and severance agreement with David Spencer, BNC’s Senior Vice President and Chief Financial Officer, that will become effective as of the effective time of the Merger and replace those individuals’ existing employment agreements with BNC and Bank of North Carolina. In addition, upon consummation of the Merger, Pinnacle will assume BNC’s obligations under its outstanding $60.0 million subordinated notes issued in September 2014 that mature in October 2024. These notes bear interest at a rate of 5.5% per annum until September 30, 2019 and may not be repaid prior to that date. Beginning on October 1, 2019, if not redeemed on that date, these notes will bear interest at a floating rate equal to the three-month LIBOR determined on the determination date of the applicable interest period plus 359 basis points.

The $50.5 million in aggregate principal amount of subordinated debentures issued by trust affiliates of BNC in connection with the issuance of trust preferred securities will also be assumed in connection with the Merger. Upon consummation of the Merger, Pinnacle expects that its total assets will exceed $15.0 billion, which as a result of exceeding that level as a result of the Merger, would cause the subordinated debentures Pinnacle and BNC have issued in connection with prior trust preferred securities offerings to cease to qualify as Tier 1 capital under applicable banking regulations. Though these securities would no longer qualify as Tier 1 capital from and after the closing of the Merger, Pinnacle believes these subordinated debentures would continue to qualify as Tier 2 capital.

In connection with entering into the Merger Agreement, each of Pinnacle and BNC entered into shareholder support agreements (the “Support Agreements”) with certain shareholders of the other party, including the respective directors and executive officers of the other party, in their capacities as shareholders, and, in the case of Pinnacle, with Aquiline BNC Holdings LLC in its capacity as a shareholder of BNC. Subject to the terms and conditions therein, each BNC shareholder who is party to a Support Agreement has agreed to, among other things, vote in favor of the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, and against alternative acquisition proposals. Subject to the terms and conditions therein, each shareholder of Pinnacle who is party to a Support Agreement has agreed to vote in favor of the issuance of the shares of Pinnacle Common Stock constituting the consideration to be received by BNC’s shareholders in the Merger. The Support Agreements also place certain restrictions on the transfer of shares by the shareholder party thereto until the shareholders of the applicable company have approved the proposals related to the Merger on which they are entitled vote. The Support Agreements terminate upon the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed herewith as Exhibit 2.1 and is incorporated herein by reference. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, unless otherwise specified therein, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding BNC or Pinnacle, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding BNC, Pinnacle, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 that will include a joint proxy statement of Pinnacle and BNC and a prospectus of Pinnacle, as well as in the Forms 10-K, Forms 10-Q, Forms 8-K and other filings that each of Pinnacle and BNC make with the Securities and Exchange Commission (“SEC”).

Item 7.01 Regulation FD Disclosure.

On January 22, 2017, Pinnacle and BNC issued a joint press release announcing their entry into the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1 and incorporated by reference herein. In addition, Pinnacle and BNC may provide supplemental information regarding the proposed transaction in connection with presentations to analysts and investors. A copy of the slides that may be made available in connection with the presentations is attached hereto as Exhibit 99.2 and incorporated by reference herein.

The information in this Item 7.01, including the exhibits incorporated herein, shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, regardless of any general incorporation language in such filing.

Forward-Looking Statements

All statements, other than statements of historical fact, included in this filing, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking including statements about the benefits to Pinnacle and BNC of the proposed merger, Pinnacle’s and BNC’s future financial and operating results (including the anticipated impact of the merger on Pinnacle’s and BNC’s earnings and tangible book value) and Pinnacle’s and BNC’s plans, objectives and intentions. All forward-looking statements are subject to risks, uncertainties and other facts that may cause the actual results, performance or achievements of Pinnacle and BNC to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the merger may not be realized or take longer than anticipated to be realized, (2) disruption from the merger with customers, suppliers, employee or other business partners relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the risk of successful integration of the two companies’ businesses, (5) the failure to obtain the necessary approvals by Pinnacle and BNC shareholders, (6) the amount of the costs, fees, expenses and charges related to the merger, (7) the ability to obtain required governmental approvals of the proposed merger, (8) reputational risk and the reaction of the parties’ customers, suppliers, employees or other business partners to the merger, (9) the failure of the closing conditions to be satisfied, or any unexpected delay in closing the merger, (10) the risk that the integration of Pinnacle’s and BNC’s operations will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by Pinnacle’s issuance of additional shares of its common stock in the merger or related to the merger and (13) general competitive, economic, political and market conditions. Additional factors which could affect the forward looking statements can be found in Pinnacle’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, or BNC’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Pinnacle and BNC disclaim any obligation to update or revise any forward-looking statements contained in this filing, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

Additional Information About the Proposed Transaction and Where to Find It

Investors and security holders are urged to carefully review and consider each of Pinnacle’s and BNC’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q.

The documents filed by Pinnacle with the SEC may be obtained free of charge at Pinnacle’s website at www.pnfp.com, under the heading “About Pinnacle” and the subheading “Investor Relations,” or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Pinnacle by requesting them in writing to Pinnacle Financial Partners, Inc., 150 Third Avenue South, Suite 900, Nashville, Tennessee 37201, Attention: Investor Relations, or by telephone at (615) 744-3700.

The documents filed by BNC with the SEC may be obtained free of charge at the BNC’s website at www.bncbanking.com under the “Investor Relations” section, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from BNC by requesting them in writing to BNC Bancorp, 3980 Premier Drive, Suite 210, High Point, North Carolina 27265, Attention: Investor Relations, or by telephone at (336) 869-9200.

In connection with the proposed transaction, Pinnacle intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of Pinnacle and BNC and a prospectus of Pinnacle, and each party will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Pinnacle and BNC are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction. A definitive joint proxy statement/prospectus will be sent to the shareholders of each institution seeking the required shareholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Pinnacle or BNC as described in the paragraphs above.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Pinnacle, BNC and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from Pinnacle’s and BNC’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Pinnacle and their ownership of Pinnacle Common Stock is set forth in the definitive proxy statement for Pinnacle’s 2016 annual meeting of shareholders, as previously filed with the SEC on March 10, 2016, and other documents subsequently filed by Pinnacle with the SEC. Information about the directors and executive officers of BNC and their ownership of BNC’s Common Stock is set forth in the definitive proxy statement for BNC’s 2016 annual meeting of shareholders, as previously filed with the SEC on April 6, 2016, and other documents subsequently filed by BNC with the SEC. Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available. Free copies of these documents may be obtained as described in the paragraphs above.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of January 22, 2017, by and among Pinnacle Financial Partners, Inc., BNC Bancorp and Blue Merger Sub, Inc.*

99.1	Joint Press Release of Pinnacle Financial Partners, Inc. and BNC Bancorp, dated January 22, 2017

99.2	Investor Presentation, dated January 23, 2017

*	The registrant has omitted schedules and similar attachments to the subject agreement pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish a copy of any omitted schedule or similar attachment to the United States Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

PINNACLE FINANCIAL PARTNERS, INC.

By:	/s/ Harold R. Carpenter
Name:	Harold R. Carpenter
Title:	Executive Vice President and
Chief Financial Officer

Date: January 23, 2017

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of January 22, 2017, by and among Pinnacle Financial Partners, Inc., BNC Bancorp and Blue Merger Sub, Inc.*

99.1	Joint Press Release of Pinnacle Financial Partners, Inc. and BNC Bancorp, dated January 22, 2017

99.2	Investor Presentation, dated January 23, 2017

*	The registrant has omitted schedules and similar attachments to the subject agreement pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish a copy of any omitted schedule or similar attachment to the United States Securities and Exchange Commission upon request.